Mail Stop 6010	January 6, 2006

Mr. Adrian Crimeni
Principal Executive Officer
DuJour Products, Inc.
West 2809 Longfellow
Spokane, Washington  99205

Re:	DuJour Products, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2,
		filed December 20, 2005
	File No. 333-128555

Dear Mr. Crimeni:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to our prior comment 1 and reissue that comment. We note that you have disclosed the termination date of the offering on the cover page of the registration statement. Please disclose the termination date of the primary offering on the cover page of the prospectus.

2. We note your response to our prior comment 3 and reissue that comment. We note that you did not move your cross-reference to the risk factors. Please move your cross-reference to the risk factors to a more prominent location on the cover page, preferably no later than following the first two paragraphs.

Risk Factors, pages 9-13

"Because the company anticipates operating expenses will increase prior to earning revenue, we may never achieve profitability."
Page
10

3. We note your statement in this risk factor that you estimate sales and marketing activities to cost $20,000. On page 8, however, you state that you estimate sales and marketing at $40,000. Please revise your disclosure to explain this discrepancy.

"Because the company`s officers and directors have other outside business activities, they may not be in a position to devote a majority of their time to company which may result in periodic interruptions or business failure." Page 11

4. We note your response to our prior comment 13 and reissue that comment in part. Since Mr. Crimeni is your sole director, please revise the plural references in this risk factor and throughout the prospectus so that they are consistent with the fact that you have only one director.

5. We note your response to our prior comment 14 and reissue that comment. Please add a risk factor that discusses your dependence on
Messrs. Crimeni and Giachetti, as the company`s sole employees and officers.

"Because our company`s management currently owns 74.3% of the outstanding common stock, investors may find decisions made by management contrary to their interests." Page 12

6. We note your response to our prior comment 18 and reissue that comment in part. Please revise your disclosure to clarify if only Mr. Crimeni owns the 74.3% of outstanding common stock. If Mr. Giachetti owns a significant amount of your outstanding common stock, please disclose the percentage amount he owns in this risk factor. If Mr. Crimeni owns the entire 74.3% referenced, please revise this risk factor to state that Mr. Crimeni, not "management," owns
74.3%
of the outstanding common stock.

Management`s Discussion and Analysis or Plan of Operation, pages
21-
23

7. We note your response to our prior comment 26 and reissue that comment. We are unable to locate your plan of operation disclosure in this section. Please provide the plan of operation disclosure required by Item 303(a) of Regulation S-B. For example, you should explain your planned expenditures and financing needs for the next twelve months. We may have further comments.

8. We note your response to our prior comment 28 requesting you to disclose the cumulative proceeds received from the February 17, 2005 and the June 29, 2005 sales of your common stock. Your revised disclosure states that since your inception you raised $19,100 through the sale of shares. The cumulative proceeds from the February 17, 2005 and the June 29, 2005 sales of your common stock appear to be only $18,200. Please revise your disclosure to disclose the source of the additional proceeds.

9. In addition, we note that on page 28 you state that on June 29, 2005 you issued 2,420,000 shares of your common stock for total consideration of $12,100. In this section, however, you state you issued 2,240,000 shares on that date. Please revise your disclosure to clarify.

Principal Stockholders, pages 25-26

10. Please revise the table in this section to also disclose the percentage of shares beneficially owned by Mr. Crimeni as of the date of the prospectus.

Signatures, page 32

11. We note your response to our prior comment 30 and reissue that comment. Our prior comment 30 relates to the second signature on page 32. The first signature on page 32 is the signature on behalf of the company. The second signature on page 32 should also designate Mr. Crimeni as your principal accounting officer and caption his signature as such. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Financial Statements

General

12. We have considered your response to comment 31 and will not object to the use of a Canadian audit firm based on your specific facts and circumstances. However, if your operations in the United
States become significant in the future, we expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: <http://www.sec.gov/divisions/corpfin/internatl/ cfirdissues1104.htm>.


Notes to Financial Statements

Note 3.  Capital Stock, page F-8

13. We acknowledge your response that you offered 10,000,000 shares, but issued 2,420,000 of those shares in the private placement. Please amend your disclosure to remove the word "issued" as it relates to the 10,000,000 shares "offered" in the November 2004 private placement.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Timothy S. Orr, Esq.
      The Law Office of Timothy S. Orr, PLLC
	4328 West Hiawatha Drive, Suite B
	Spokane, Washington 99208
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Mr. Adrian Crimeni
January 6, 2006
Page 1